Exhibit 99.1

Renren Inc. Announces Disposition of Certain Shares of Social Finance, Inc.

BEIJING, China—April 6, 2017—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates a social networking service and internet finance business in China, today announced that it sold preferred shares of Social Finance, Inc. (“SoFi”) to certain investors on April 4, 2017, in connection with SoFi’s most recent round of equity financing. The Company received net proceeds of $91.9 million for these shares. After this transaction, the Company still has 85.9% of its previous holdings in SoFi.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a social networking service (SNS) and internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily auto financing. Renren.com and our renren mobile application had approximately 238 million activated users as of September 30, 2016. Renren's American depositary shares, each of which represents fifteen Class A ordinary shares, trade on NYSE under the symbol "RENN".

About Social Finance, Inc.

SoFi is a new kind of finance company taking a radical approach to lending, wealth management, and insurance. From unprecedented products and tools to faster service and open conversations, SoFi is all about helping its members get ahead and find success. Whether they’re looking to buy a home, save money on student loans, ascend in their careers, or invest in the future, the SoFi community works to empower its members to accomplish the goals they set and achieve financial greatness as a result.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Cynthia Liu
Investor Relations Department
Renren Inc.
Tel: (86 10) 8448 1818 ext. 1300
Email: ir@renren-inc.com